EXHIBIT 4.7

                              SPEDIANT SYSTEMS LTD.

                           SPEDIANT STOCK OPTION PLAN


                               A. NAME AND PURPOSE


     1. NAME: This plan, as amended from time to time, shall be known as the "Spediant Stock Option Plan" (the "PLAN").

     2. PURPOSE: The purpose and intent of the Plan is to provide incentives to employees, directors, consultants and contractors of Spediant Systems Ltd. ("SPEDIANT") or Orckit Communications Ltd. ("ORCKIT"), companies organized under the laws of the State of Israel and any of Orckit's controlled affiliates, or Spediant Systems, Inc, a company organized under the laws of the State of Delaware (collectively the "COMPANIES"), by providing them with opportunities to purchase Ordinary Shares, no nominal value ("SHARES") of the Company, pursuant to a plan approved by the Board of Directors of the Company (the "BOARD"). Grants pursuant to the Plan will be subject to applicable tax laws, which may include, buy not be limited to, the provisions of the US Internal Revenue Code of 1986, as amended (the "Code"), regarding incentive stock options ("ISO's") (Code Section 422), US non-statutory stock options ("NSO's") (not intended to satisfy the requirements of Code Section 422), or to Section 102 of the Israeli Income Tax Ordinance [New Version] 1961.

                   B. GENERAL TERMS AND CONDITIONS OF THE PLAN

     3. ADMINISTRATION:

     3.1 The Board may appoint a Share Incentive Committee which will consist of such number of Directors or officers of the Company, as may be fixed from time to time by the Board. The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee and shall fill vacancies in the Committee however caused. The Plan will be administered by the Share Incentive Committee, or where not permitted according to any applicable law, by the Board (collectively - the "COMMITTEE").

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     3.2 The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. Actions taken by a majority of the members of the Committee, at a meeting at which a majority of its members is present, or acts reduced to, or approved in, writing by all members of the Committee, shall be the valid acts of the Committee. The
Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

     3.3 Subject to the general terms and conditions of this Plan, the Committee shall have the full authority in its discretion, from time to time and at any time, to determine (i) the persons (the "GRANTEES") to whom options to purchase Shares (the "OPTIONS") shall be granted, (ii) the number of Shares to be covered by each Option, (iii) the time or times at which the same shall be granted, (iv) the schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for, (v) the type of plan or taxation route that shall govern the Options, as applicable (ISO, NSO, Section 102 or otherwise), (vi) to establish sub plans ("SUB Plan") for certain Grantees, as determined by the Committee (each Sub Plan shall be considered a Plan for purposes of this Plan), and/or (vi) any other matters which are necessary or desirable for, or incidental to the administration of the Plan.

     3.4 The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan as it may deem necessary. No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.

     3.5 The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board.

     4. ELIGIBLE GRANTEES:

     4.1 The Committee, at its discretion, may grant Options to any employee, director, consultant or contractor of the Company or its subsidiaries. Anything in this Plan to the contrary notwithstanding, grants of Options to directors, shall be authorized and implemented only in accordance with the provisions of applicable law.

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     4.2 The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of options pursuant to this Plan or any other share option plan of the Company.

     5. GRANT OF OPTIONS AND ISSUANCE OF SHARES IN TRUST:

     5.1 The effective date of the grant of an Option (the "DATE OF GRANT") shall be the date the Committee resolved to award the Option, unless otherwise.specified by the Committee in its determination relating to the award of such Option.

     5.2 Anything herein to the contrary notwithstanding, Options granted under the Plan to Grantees may be granted by the Company to a trustee designated by the Committee and, if required under applicable law, approved by the Israeli Commissioner of Income Tax (the "TRUSTEE"), and the Trustee shall hold each such Option and the Shares issued upon exercise thereof in trust (the "TRUST") for the benefit of the Grantee in respect of whom such Option was granted (the "BENEFICIAL GRANTEE"). All certificates representing Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as herein provided.

     5.3 (a) With respect to Options granted to the Trustee under Sections 102(a) or 102(b) of the Israeli Income Tax Ordinance ("102 OPTIONS"), the following shall apply:

          (i) A Grantee granted 102 Options shall not be entitled to sell the Shares received upon exercise thereof (the "EXERCISED SHARES") or to transfer such Exercised Shares (or such 102 Options) from the Trust prior to the "End of the Period" (as defined in Section 102 of the Income Tax Ordinance);

          (ii) Any and all rights issued in respect of the Exercised Shares, including bonus shares but excluding cash dividends ("Rights"(, shall be issued to the Trustee and held by the Trustee until the End of the Period, and such Rights shall be subject to the taxation route which is applicable to such Exercised Shares.

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          Notwithstanding the aforesaid, Exercised Shares or Rights may be sold or transferred, and the Trustee may release such Exercised Shares (or 102 Options) or Rights from Trust, prior to the End of the Period, provided however, that tax is paid or withheld in accordance with Section 102(b)(4) of the Ordinance, and subject to the other provisions of this Plan.

          (b) In the event an Option is granted under Section 102(c) of the Income Tax Ordinance to a Grantee who is an employee at the time of such grant, if the Grantee's employment is terminated, for any reason, such Grantee shall provide the Company with a guarantee or collateral, as determined by the Committee, securing the payment of all taxes required to be paid upon the sale of the Exercised Shares received upon exercise of such Option.


     5.4 Anything in this Plan to the contrary notwithstanding (including the provisions of Section 10 hereof) and subject to the requirements of any applicable law, no Options or Shares shall be released from the Trust and no Grantee shall be entitled to exercise Options until the earlier of (i) the lapse of seven (7) years from the Date of Grant; or (ii) the date on which the Options are exercisable for securities traded on a stock exchange or for cash.

     5.5 VOTING RIGHTS. All voting rights attached to the shares upon the exercise of Options granted under the Plan (including without limitation upon conversion pursuant to Section 5.6 below or upon acceleration pursuant to
Section 11 below), shall be held by the Trustee, for so long as such shares are held by the Trustee. The Trustee will vote such shares according to the instruction of the majority of the Voting Stock (as defined below) of the Company applicable to shares that are not subject to repurchase (the "MAJORITY OF THE VOTING STOCK"). The Trustee shall not vote any such shares at any shareholders' meeting, either of the Company or of any other applicable company subject to Section 5.6 below, unless it has received instructions from the Majority of the Voting Stock as to how to vote such shares at the said shareholders' meeting.

     5.6 CONVERSIONS INTO SHARES OF OTHER COMPANIES. The Board may, at any time and at its discretion, convert all or part of (i) the Options into options to purchase shares of other company(ies) (including shares of Orckit or any of its affiliates) (the "TARGET COMPANY"), or (ii) in the event of any Shares issued upon exercise of such Option, convert all or part of such Shares into shares of the Target Company.

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     The conversion ratio upon which such conversion shall be conducted, shall be determined by the Board according to the fair market value of the shares of the Target Company and the Company (the "CONVERSION RATIO").

     6. RESERVED SHARES: The Company has reserved authorized but unissued Shares for purposes of the Plan subject to adjustments as provided in Section 11 hereof. The Board may increase the number of authorized but unissued Shares for purposes of the Plan from time to time. All Shares under the Plan, in respect of which the right hereunder of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.

     7. GRANT OF OPTIONS: The Committee in its discretion may award to Grantees Options available under the Plan. Unless otherwise specified by the committee, each Option shall expire ten years after the Date of Grant or otherwise as provided in section 10.1 below provided that the expiration date and the vesting schedule may be changed in whole or per person at the Committee's sole discretion.

     8. EXERCISE PRICE: The exercise price per Share covered by each Option shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to guidelines as shall be issued by the Board from time to time ("EXERCISE PRICE").


     9. EXERCISE OF OPTIONS:

     9.1 Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the Plan. Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option has not been exercised and the Shares covered thereby not paid for within ten (10) years after the Date of Grant (or any shorter period determined by the Committee) or otherwise as provided in section 10.1(d) below, such Option and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall ipso facto expire. The option committee may limit execution of Options for certain periods.

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     9.2 Each payment for Shares shall be in respect of a whole number of
Shares, and shall be effected in cash or by a bank's check payable to the order of the Company, or such other method of payment acceptable to the Company.

     10. TERMINATION OF EMPLOYMENT OR SERVICE:

     10.1 Subject to the provisions of Section 5.4 hereto, in the event that a Grantee who was an employee of the Companies on the Date of Grant of any Options ceases, for any reason, to be employed by the Companies ("Termination of Employment"), all Options theretofore granted to such Grantee when such Grantee was an employee of the Companies shall terminate as follows (for the purpose of this Plan, the date of Termination of Employment shall be deemed as occurring not later than two months after notifying the employee of termination, or receiving notice of termination from the employee, as the case may be, unless determined otherwise by the Company's management ("DATE OF TERMINATION OF EMPLOYMENT")):


          (a) All such Options, which are not vested at the Date of Termination of Employment shall terminate immediately.

          (b) If the Grantee's Termination of Employment is due to (i) the Grantee has committed any flagrant criminal offense, or (ii) the Grantee has committed a fraudulent act towards the Companies, or (iii) the Grantee caused intentionally, by act or omission, any financial damage to the Companies, all the Options whether vested or not shall ipso facto expire immediately and be of no legal effect.

          (c) Subject to Sub Sections (a) and (b) above, unless otherwise determined by the Committee, all vested Options shall expire six months following the Date of Termination of Employment, if not exercised prior to such date.


     10.2 The transfer of a Grantee from the Company to the affiliated Company, shall not be deemed a Termination of Employment for purposes hereof. Whether an authorized leave of absence on military, governmental or public service or otherwise, or termination of employment under certain conditions, shall constitute Termination of Employment for the purposes hereof shall be conclusively determined by the Committee.

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     10.3 Subject to the provisions of Section 5.4 hereto, in the event that a
Grantee who is a director, consultant or contractor of the Companies, ceases, for any reason, to serve as such prior to the vesting of any of his Options, all Options theretofore granted to such Grantee which are not yet so vested in such Grantee shall terminate on such date of cessation of service as a director, consultant or contractor ("DATE OF CESSATION") and the provisions of Sections 10.1(a), 10.1(b), 10.1(c) and 10.1(d) shall apply ,MUTATIS MUTANDIS, to such cessation of service. For the purposes of this Section 10, Date of Cessation shall mean:

          (a) With regard to directors, the date on which a director submits notice of resignation from the Board or the date on which the shareholders of the Companies remove such director from the Board; and

          (b) With regard to consultants and contractors, the date on which the consulting or contractor agreement between such consultant or contractor,as applicable, and the Companies or the date on which either of the partiesto such agreement sends the other notice of its intention to terminate said agreement.

     10.4 Notwithstanding the foregoing provisions of this Section 10, the Committee may provide, either at the time an Option is granted or thereafter, that such Option may be exercised after the periods provided for in this Section 10, but in no event beyond the term of the Option.

     11. ADJUSTMENT UPON CHANGES IN CAPITALIZATION:

     11.1 Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Shares covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares or the payment of a stock dividend (bonus shares) with respect to the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; PROVIDED, HOWEVER, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration" Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

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     11.2 Unless otherwise provided by the Board, in the event of the proposed dissolution or liquidation of the Company, all outstanding Options will terminate immediately prior to the consummation of such proposed action.

     11.3 If, upon a Merger or Sale of all of the Company's Assets (as hereinafter defined), the consideration received (the "Consideration") shall be the exchange of the securities of the Company for the securities of another corporation or a parent or subsidiary of such other corporation (each, a "SUCCESSOR ENTITY"), then, each Option shall, at the sole and absolute discretion of the Committee, either:

          (a) Be substituted for options to purchase shares of the Successor Entity, and appropriate adjustments shall be made in the exercise price per share to reflect such exchange; or

          (b) Be assumed by the Successor Entity such that the Grantee may exercise the Options for such number of shares of the Successor Entity or amount of other securities thereof, and appropriate adjustments shall be made in the purchase price per share to reflect such exchange.

     Anything herein to the contrary notwithstanding, the provisions of this
Section 11.3 shall be subject to all the terms and provisions of the Plan remaining in full force and effect.

     "Merger" means a merger or consolidation or a similar business combination, in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction.

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     "Sale of All of the Company's Assets" means the sale, transfer or other disposition of all or substantially all of the Company's assets.

     11.4 Unless otherwise provided by the Company's incorporation documents, in the event that all or substantially all of the issued and outstanding share capital of the Company is to be sold (the "SALE"), each Grantee shall be obligated to participate in the Sale and sell its shares and/or Options in the Company, provided, however, that any and all rights, preferences, and privileges previously granted to any such Grantee shall remain in effect and shall apply to the shares and/or Options sold under this Section 11.4.

     11.5 CHANGE OF CONTROL: "Change of Control" shall mean the occurrence of any of the following for as long as Orckit (directly or indirectly) holds more than 50% of the Voting Stock of the Company:

          (a) any "person," as such term is currently used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") (a "PERSON"), becomes a "beneficial owner" (as such term is currently used in Rule 13d-3 promulgated under the 1934 Act (a "BENEFICIAL OWNER") of 10% or more of the Voting Stock of Orckit without the approval of the Board of Directors of Orckit, provided that if any person is the Beneficial Owner of 10% or more of the Voting Stock of Orckit on January 1st, 2001, based on such person's reports filed pursuant to Section 13(d) of the 1934 Act and the related regulations or otherwise reported to the Company in writing, a "Change of Control" under this clause (a) shall not be deemed to occur unless and until such person's Beneficial Ownership of the Voting Stock of Orckit has increased by 10% or more following January 1st, 2001 without the approval of the Board of Directors of Orckit;

          (b) the Board of Directors of Orckit adopts any plan of liquidation providing for the distribution of all or substantially all of Orckit's assets;

          (c) all or substantially all of the assets or business of Orckit, including its holdings in the Company, are disposed of in any one or more transactions pursuant to a merger, consolidation or other transaction (unless the shareholders of Orckit immediately prior to such merger, consolidation or other transaction beneficially own, directly or indirectly, in substantially the same proportion as they owned the Voting Stock of Orckit, all of the Voting Stock or other ownership interests of the entity or entities, if any, that succeed to the business of Orckit);



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          (d) Orckit combines with another company and is the surviving corporation but, immediately after the combination, the shareholders of Orckit immediately prior to the combination hold, directly or indirectly, fifty percent (50%) or less of the Voting Stock of the combined company; or

          (e) Continuing Directors cease to constitute at least a majority of the Board of Directors of Orckit.

     "Voting Stock" of any entity shall mean the issued and outstanding share capital or other securities of any class or classes having general voting power under ordinary circumstances, in the absence of contingencies, to elect the members of the board of directors (or members of a similar managerial body if such entity has no board of directors) of such entity.

     "Continuing Director" means a director who either was a director of Orckit on January 1st, 2001 or who became a director of Orckit subsequent to January 1st, 2001 and whose election, or nomination for election by Orckit's shareholders, was approved by a majority of the Continuing Directors then on the Board of Directors of Orckit.

     11.6 ACCELERATION OF VESTING PERIOD. In the event of any Change of Control, that was not approved by the board of directors of Orckit prior to such Change of Control, the following provisions shall apply:

          (A) (i) immediately prior to such Change of Control, each outstanding Option not then vested, shall automatically vest and immediately thereafter, become exercised into a number of shares of Orckit to be determined in accordance with the Conversion Ratio ("ACCELERATED UNVESTED SHARES"), and (ii) each outstanding vested Option not then exercised shall automatically become exercised into shares of Orckit to be determined in accordance with the Conversion Ratio ("ACCELERATED VESTED SHARES"), so that all options granted under this Plan shall, immediately prior to the effective date of the Change in Control, be fully exercised into the shares of Orckit. The Accelerated Unvested Shares and the Accelerated Vested Shares shall hereinafter collectively be referred to as the "Accelerated Shares".



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          If the paid Exercise price will exceed the par value of the shares of
     Orckit, the Company at its discretion, may assist the Grantee and provide him with a loan in order to finance the purchase upon terms and conditions as determined by the Board. If a loan is not provided by the Board in respect of that portion of the Exercise Price exceeding par value, then acceleration of any then outstanding Option(s) shall occur only upon the approval of the Grantee.

          (B) All Accelerated Shares received in accordance with (A), shall immediately become subject to a Repurchase Option (as hereinafter defined). The Accelerated Unvested Shares shall become Accelerated Vested Shares at the same ratio that the Options underlying such Restricted Shares would have become vested, had such Change of Control not occurred.

     11.7 REPURCHASE OPTION. If following an event set out in Section 11.6(A), there shall occur an event set out in Section 10 of this Plan that would have caused any Options to terminate ("AN OFFERING EVENT"), then, with respect to that Grantee only: (i) no additional Accelerated Unvested Shares shall become Accelerated Vested Shares, and (ii) subject to the provisions of Section 11.8 either the Company (or Orckit if a conversion into Orckit shares has occurred) shall thereafter have the right to repurchase all or part of the the Accelerated Unvested Shares, or upon the event set out in Section 10.1(b), of the Accelerated Shares ("REPURCHASE OPTION").

     11.8 EXERCISE OF THE REPURCHASE OPTION.

          (i) Upon the occurrence of an Offering Event, the Company, or Orckit, may exercise the Repurchase Option by delivering personally, or by registered or certified mail, to the Grantee (or his permitted transferee or legal representative, as the case may be), within ninety (90) days after the date of the Offering Event, a notice in writing indicating its election to exercise its Repurchase Option and the number of shares to be purchased, and setting forth a date foreclosing not later than thirty (30) days from the date of giving such notice.



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          (ii) At the closing for the repurchase of the shares pursuant to the exercise of the Repurchase Option, the holder of the certificate(s) representing such shares being transferred shall deliver said certificate or certificates evidencing such shares to the respective purchaser, duly endorsed for transfer, and the respective purchaser shall tender payment of the Option Price (as hereinafter defined) for the shares being purchased. The Option Price shall be payable in full in cash, or by check, provided that the Company may elect to offset against and deduct from any payment of the Option Price any indebtedness then owed by Grantee to the Company.

          The "OPTION PRICE" shall be equal to the Exercise Price and in the event that a loan was provided to the Grantee as set out in Section 11.6 above, then such Exercise Price shall be increased in accordance with the then outstanding amount of the loan and interest due from the Grantee.

     12. LIMITATIONS ON TRANSFER: Unless otherwise determined by the Committee, no Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.

     13. AMENDMENT OF THE PLAN: Subject to applicable laws, the Board may, at any time and from time to time, terminate or amend the Plan in any respect. In no event may any action of the Company alter or impair the rights of a Grantee, without his consent, under any Option previously granted to him.

     14. TAX CONSEQUENCES: All tax consequences and obligations regarding any other compulsory payments (of the Company or the Companies or the Grantee) arising from the grant or exercise of any Option, from the payment for, or the subsequent disposition of, Shares covered thereby or from any other event or act (of the Company or theCompanies or the Grantee) hereunder, shall be borne solely by the Grantee, and the Grantee shall indemnify the Companyor the Companies and the Trustee and hold them harmless against and from any and all liability for any such tax or other compulsory payment, or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax or other compulsory payment from any payment made to the Grantee.



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     15. MISCELLANEOUS:

     15.1 CONTINUANCE OF EMPLOYMENT. Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Companies to continue the employment of any Grantee, and nothing in the Plan or in any Option granted pursuant thereto shall confer upon any Grantee any right to continue in the employ of the Companies, or restrict the right of the Companies to terminate such employment at any time.

     15.2 GOVERNING LAW. The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of New York. All disputes related to this Plan shall be resolved in accordance with commercial arbitration law by a single arbitrator selected by the Company.

     15.3 APPLICATION OF FUNDS. The proceeds received by the Company from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes of the Company.

     15.4 MULTIPLE AGREEMENTS. The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee. The grant of multiple Options may be evidenced by a single instrument of grant or multiple instruments of grant, as determined by the Committee.

     15.5 NON-EXCLUSIVITY OF THE PLAN. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.